SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

Commission File Number 000-51236

RIPPLE LAKE DIAMONDS, INC.
(Translation of registrant's name into English)

595 Howe Street, Suite 305
Vancouver, British Columbia
Canada V6C 2T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [ x ]         Form 40-F [     ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [    ]         No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

Exhibit	Description

No. 1	Press Release

__________________________________________________________________________________

Exhibit No. 1

RIPPLE LAKE DIAMONDS INC.
Suite 305 - 595 Howe Street
Vancouver, B.C.V6C 2T5
Telephone:(604) 484 8264

September 21, 2005

NEWS RELEASE

Ripple Lake Diamonds Inc. (TSX-V: RLD) announces that it has arranged a non-brokered private placement of 622,466 Units, at $0.45 per Unit, each Unit consisting of one flow-through share and a half warrant, each whole warrant being exercisable, for a period of one year, at $0.50 per non-flow-through share. The proceeds will be used to fund exploration programs on the Company's properties.

In addition, the Company has granted options to Directors, officers and employees to purchase 300,000 shares, at an exercise price of $0.40 per share, for a period of five years.

The above transactions are subject to acceptance by the TSX Venture Exchange.

On behalf of the Board of Directors

"Robert Lipsett"
President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

___________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Dated this 3rd day of October, 2005.

RIPPLE LAKE DIAMONDS, INC. (Registrant)

BY:	/s/ Robert Lipsett
Robert Lipsett, President and Director